Exhibit 99.1

STOCK TRADING PLAN

This Stock Trading Plan (the "Plan") is being adopted by Starboard Value LP and certain of its affiliates (together, the "Client"), as of the date below, to facilitate the purchase of a pre-determined amount of shares of the common stock (the "Shares") of Regis Corporation ("Issuer"), for which Jeffrey Smith is a member of the board of directors as of the date of this Plan, pursuant to the formula described in Exhibit A and pursuant to the requirements of Rule 10b5-1 under the Securities Exchange Act of 1934, as amended ("Exchange Act").

Client desires to enter into this Plan for the purpose of effectuating purchases of Shares in compliance with all applicable laws, including, but not limited to, Section 10(b) of the Exchange Act, including, but not limited to, Rule 10b5-1. To dispel any inference that the Client is trading in the Shares on the basis of, while using, when in possession of, or when aware of material nonpublic information; or that the trades in the Shares evidence Client's knowledge of material nonpublic information, or information at variance with Issuer's statement to investors; Client further desires that Credit Suisse Securities (USA) LLC ("CSSU") effect purchases of a pre-determined amount of Shares pursuant to the formula described in Exhibit A.

Representations, Warranties and Covenants Regarding Compliance with Rule 10b5-1:

1.           As of the date of this Plan, the Client is not aware of any material nonpublic information regarding Issuer and is not subject to any legal, regulatory or contractual restriction or undertaking that would prevent CSSU from acting upon the instructions set forth in this Plan;

2.           The Client is entering into this Plan in good faith and not as part of any scheme to evade the prohibitions of Rule 10b5-1 adopted under the Securities Exchange Act of 1934, as amended;

3.           The Client has not entered into, and will not enter into, any corresponding or hedging transaction or position with respect to the Shares;

4.           The Client acknowledges that CSSU may make a market in the Shares and will continue to engage in market-making activities while executing transactions on behalf of the Client pursuant to the Plan; and

5.           The Client may not discuss with CSSU the timing of the trading in the Shares on his behalf (other than to confirm these instructions and describe them if necessary). Notwithstanding the preceding sentence, with the approval of counsel to CSSU, Client may communicate with CSSU personnel who are not responsible for, and have no ability to influence the execution of the Plan.

6.           The Client agrees to inform CSSU as soon as possible of any of the following:

i)      any subsequent restrictions, to the best of Client's knowledge, imposed on her due to changes in the securities (or other) laws or of any contractual restrictions imposed on the Issuer that would prevent CSSU or her from complying with the Plan, and

ii)      the occurrence of any event as set forth in the Plan that, to the best of Client's knowledge, would cause the Plan to be suspended or terminated under Section 10 or Section 15 of the Plan, respectively.

Compliance with Rule10b-18

7.           CSSU will use its best effort to comply with Rule 10b-18, the safe harbor for purchases of Issuer's common stock, under the Securities Exchange Act of 1934, when purchasing shares pursuant to this plan.

Stock Splits I Reincorporations/ Reorganizations

8.           In the event of a stock split or reverse stock split, the quantity and price at which the Shares are to be bought will be adjusted proportionately.

9.           In the event of a reincorporation or other corporate reorganization resulting in an internal Issuer share-for-share exchange of new shares for the Shares subject to the Plan, then the new shares will automatically replace the shares originally specified in the Plan.

Suspension

10.           Purchases of Shares pursuant to the Plan shall be suspended where:

i)           trading of the Shares on the principal exchange or market on which the Shares trade is suspended for any reason;

ii)           CSSU, in its sole discretion, determines that there is a legal, regulatory or contractual reason why it cannot effect a purchase of Shares; or

iii)           CSSU is notified in writing by the Client or the Issuer that a purchase of Shares should not be effected due to legal, regulatory or contractual restrictions applicable to the Issuer or to the Client (including without limitation, Regulation M).

11.           CSSU will resume purchases in accordance with the Plan as promptly as practicable after (a) CSSU receives notice in writing from the Client or the Issuer, as the case may be, that it may resume purchases in accordance with the formula described in Exhibit A in the case of the occurrence of an event described in Section 10(iii) or (b) CSSU determines, in its sole discretion, that it may resume purchases in accordance with the formula described in Exhibit A in the case of the occurrence of an event described in Sections 10(i) or 10(ii).

12.           Shares allocated under the Plan for purchase during a period that has elapsed due to a suspension under Section 10 will be carried forward and bought with the next amount of shares in accordance with the formula described in Exhibit A.

13.           In the event the formula described in Exhibit A provides for an amount of Shares to be bought during a given period pursuant to a limit order, Shares that would otherwise be permitted to be purchased during that period but are not bought due to a suspension under Section 10, shall, upon lapse of the suspension, nonetheless be carried forward to be bought with the next amount of Shares to be bought in accordance with the formula described in Exhibit A.

14.           CSSU is released from all liability in connection with any suspension of purchases made in accordance with Section 10.

Termination

15.           The Plan shall terminate on the earliest to occur of the following:

i)	the termination date specified in Exhibit A; or

ii)	the completion of all purchases in Exhibit A, as may be amended;

iii)
CSSU's reasonable determination that: (a) the Plan does not comply with Rule 10b5-1 or other applicable securities laws; (b) Client has not complied with the Plan, Rule 10b5-1 or other applicable securities laws; or (c) Client has made misstatements in his representations or warranties in Sections 1-6 above that are false or materially inaccurate;

iv)
receipt by CSSU of written notice from the Issuer or Client of: (a) the filing of a bankruptcy petition by the Issuer; (b) a merger, recapitalization, acquisition, tender or exchange offer, or other business combination or reorganization resulting in the exchange or conversion of the Shares of the Issuer into shares of a company other than the Issuer; or (c) the conversion of the Shares into rights to receive fixed amounts of cash or into debt securities and/or preferred stock (whether in whole or in part); or

v)	receipt by CSSU of written notice of termination of the Plan from Client.

Execution, Average Pricing and Pro Rata Allocation of Purchases

16.           Client agrees and acknowledges that:

i)
If Client's order to purchase Shares pursuant to the Plan, whether market or limit, is handled by a CSSU trading desk, such order shall be handled as "not held". A "not held" or "working order" permits a CSSU trader to use reasonable brokerage judgment, exercising price and time discretion, as to when to execute the order.

ii)
CSSU may execute Client's order: (a) in a single transaction or multiple transactions during the course of the trading day, or (b) it may aggregate the order with other orders for other purchasers of the Issuer's securities that may or may not have been accepted pursuant to a Rule 10b5-1 purchases plan, execute them as block or in multiple smaller transactions, and allocate an average price to each purchaser.

Indemnification

17.           Client agrees to indemnify and hold harmless CSSU and its directors, officers, employees and affiliates from and against all claims, losses, damages and liabilities, including, without limitation, any legal or other expenses reasonably incurred in connection with defending or investigating any such claim, arising out of or attributable to CSSU's actions taken in compliance with the Plan, because of any breach by Client of the Plan, or any violation by Client of applicable federal or state laws or regulations. This indemnification shall survive the termination of the Plan.

18.           Client has consulted with their own advisors as to the legal, tax, business, financial and related aspects of, and has not relied upon CSSU or any person affiliated with CSSU in connection with, Client's adoption and implementation of this Purchase Plan.

If Client is subject to the reporting requirements of Section 16 or Section 13 of the Exchange Act of 1934, CSSU will provide information regarding open market transactions under the Plan to Client and/or a designated third party in accordance with the instructions provided below.

19.            Client authorizes CSSU to transmit information via facsimile and/or email regarding open market transactions under the Plan to:

Starboard Value LP
830 Third Avenue, 3rd Floor
New York, New York 10022
Attention: Mark R. Mitchell / Christian Mignone
Telephone: (212) 845-7988
Facsimile: (212) 845-7989
Email: mmitchell@starboardvalue.com / cmignone@starboardvalue.com with a copy to:

Olshan Frome Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
Facsimile: (212) 451-2222
Email: afreedman@olshanlaw.com
Attention: Andrew Freedman

i)
Client understands that reasonable efforts will be made to transmit transaction information for open market transactions under the Plan (purchase or sale) by close of business on the day of the purchase or sale, but no later than the close of business on the first trading day following the purchase or sale.

ii)
Client acknowledges that CSSU (a) has no obligation to confirm receipt of any email or faxed information by the designated contact and (b) has no responsibility or liability for filing a Form 4 with the SEC or for compliance with Section 16 of the Exchange Act.

iii)
If any of the above contact information changes, or Client wishes to terminate this authorization, Client will promptly notify CSSU in writing. Client further authorizes CSSU to transmit transaction information to a third party service provider who will make the information available to his designated representative(s) listed above.

Governing Law

19.           This Plan shall be governed by and construed in accordance with the laws of the State of New York.

Client and Issuer authorize and direct Issuer's insider trading personnel to take all necessary steps to effect the instructions described in this Plan.

/s/ Mark R. Mitchell
(Signature)

Mark R. Mitchell

(Print Name)

September 20, 2012
(Date)

Acknowledged and Agreed this 20th day of September, 2012: Credit Suisse Securities (USA) LLC

By:	/s/ Robert Tumbolini

Name:	Robert Tumbolini

Title:	Director